THE WEBDIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL:954-599-3672
                                FAX: 954-974-5720

September 22, 2008

Amanda McManus
Branch Chief-Legal
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

Re:      TheWebDigest Corp. Registration Statement on Form S-1
         File # 333-151485

Dear Ms. McManus:

Pursuant to your comment letter dated August 22, 2008 in reference to the above filing, the following will answer accordingly. We have Edgerized two versions, one of which is a marked up copy.

Registration Statement
----------------------

Cover Page
----------

     Question:

     1. We note your response to prior comment 1; however, we are unable to locate revised disclosure on the registration statement cover page. Please revise your disclosure on the front cover page to your registration statement to include the approximate date of commencement of the proposed sale to the public. This disclosure should appear directly above the disclosure relating to whether your securities are being offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act.

     Answer:

     1. We have revised the Cover Page to include the approximate date of commencement of the proposed sale to the public.

General
-------

     Question:

     2. We note your response to prior comment 5; however, you have not provided sufficient information to conclude that you are not a blank check company pursuant to Rule 419 of the Securities Act of 1933. In particular, although your plan is to establish "internet informational portals" it does not appear that you have taken any measurable steps toward this goal other than reserving domain names. Please tell us why you do not believe that you are a blank check company or revise your disclosure to indicate that you are a blank check company. Your response should address:

          o Any specific steps you have taken to implement your business plan, including contacts you have signed or payments you have made to develop elements of your proposed business, such as your website or any individual information portal;

          o Any market research you have done to determine whether your business plan will attract subscribers or advertisers;

          + The specific steps you will need to complete in order for your business to become operational and start generating revenue, including anticipated timelines for completion of each step and funding amounts needed to complete the step; and

          + Your anticipated sources of funding, including the steps you believe you can complete with the proceeds from this offering and any discussions you have had with funding sources.

     Answer:

          2. We have provided additional information to conclude that we are not a blank check company. To summarize, we have entered into an Agreement with an outside entity whereby the Company is producing and developing five independent web site portals. Presently these five web site portal are approximately 22% completed and we anticipate total completion mid-December 2008. If you have the opportunity please click on the web site domains under construction indicated in the S-1,which better defines each web site portal as it pertain to its specific informational data. Please note that some filler information is presently in each web site which will be replaced by the most current information when completed.

               Throughout the filing we have explained and defined the implementation of our business plan, including signed contract and payment terms and marketing approach. But more specifically, the Company has entered into an Agreement with an outside Consultant to developed and construct the above five web portals. In accordance with this Consultant's Agreement it is anticipated that the five web portals will be completed for beta testing on or before December 31, 2008. The Company anticipates introducing these five web portals to distributors and advertising agencies during the first quarter of 2009. Each web portal is to be sponsored by independent outside entities that relate to the subject matter of each specific web portal. For example, TheDiabitesDigest.com will be presented for sponsorship to supplier, manufacturers, pharmaceutical companies, professional health care givers and providers, and others, who directly would benefit from sponsorship of this specific informational web site pertaining to the subject matter: diabetes. The Company does not anticipate any user fees whatsoever from subscriber use. The Company's business plan anticipates its sole revenue source from sponsors. Each sponsor will create a banner and hyperlink to their own web site whereby the Company will not be selling any products directly , but rather it will be directing the ultimate user to the individual sponsors' web sites. The companies' web sites are being developed as informational rather than selling points for products to the consumer.

               The Company will limit each web portal to four sponsors and anticipate receiving an annual sponsorship fee. The projected sponsor fee will be determined after the five web portals are completed and further present these web portals through the Company's distribution and advertising agencies to better define said actual sponsorship fee. As the Company's business plan is executed and the economic potential of the web portals are realized, the Company plans to expand the development of additional domain names.

Prospectus Summary, page 1
--------------------------

     Question:

          3. We note your response to prior comment 10. Please revise your disclosure further to explain what it is you intend to sell to various advertising distribution channels_ Also, explain what you mean when you state that "emphasis will be placed on the following types of products." Do you intend to sell products from your web portals or only advertising space? Will you charge users a subscriber fee? In addition, please explain what you mean by "sponsorships" and "search potentials." Do you expect that these will generate revenue? Finally, what is meant by "create economic substance?" Please revise your business section to comply with this comment as well.

     Answer:

          3. As requested, we changed to better explain and disclose the distribution channels, sponsors and other data to better define how we anticipate generating revenues. We anticipate to adjust our business plan to formulate a more practical way to generate revenue. The Company has entered into an Agreement with an outside Consultant to developed and construct the above five web portals. In accordance with this Consultant's Agreement it is anticipated that the five web portals will be completed for beta testing on or before December 31, 2008. The Company anticipates introducing these five web portals to distributors and advertising agencies during the first quarter of 2009. Each web portal is to be sponsored by independent outside entities that relate to the subject matter of each specific web portal. For example, TheDiabitesDigest.com will be presented for sponsorship to suppliers, manufacturers, pharmaceutical companies, professional health care givers and providers, and others, who directly would benefit from sponsorship of this specific informational web site pertaining to the subject matter: diabetes. The Company does not anticipate any user fees whatsoever from subscriber use. The Company's business plan anticipates its sole revenue source from sponsors. Each sponsor will create a banner and hyperlink to their own web site whereby the Company will not be selling any products directly , but rather directing the ultimate user to the individual sponsors' web sites. The companies' web sites are being developed as informational rather than selling products to the consumer.

               The Company will limit each web portal to four sponsors and anticipate receiving an annual sponsorship fee. The projected sponsor fee will be determined after the five web portals are completed and further present these web portals through the Company's distribution and advertising agencies to better define said sponsorship fee. As the Company's business plan is executed and the economic potential of the web portals are realized, the Company plans to expand the development of additional domain names.

Risk Factors, page 5
--------------------

     Question:

          4. We were unable to locate the changed risk factor you mention in, response to previous comment 15. Please advise or revise your filing to include a risk factor describing the uncertainties relating to your ability to adhere you your proposed schedule and budget, including specific dates or timelines and dollar amounts

     Answer:

          4. We included a risk factor describing the uncertainties relating to our ability to adhere to our business plan as proposed and budget. If the Company does not complete the production and development of its initial five web portals on or before December 31,2008 the Company cannot present these portals to distributors and advertising agencies to attract sponsors. The Company is dependent on the completion of these five web portals by an independent consulting firm, but if the completion is not on or before December 31, 2008, the Company will incur additional operating costs, estimated to be $500 per month COMmencing January 1, 2009. Therefore, if the delay of the completion of the five web portals is three to six months, the Company could have an additional cash requirement of $1,500 to $3,000 respectively. There can be no assurance that such financing will be available on suitable terms to fund the Company's additional costs, if required.

Dilution of the Price you paid for your shares, page 14
-------------------------------------------------------

     Question:

          5. We note your disclosure on page 14 that dilution represents the difference between the offering price ($0.01) and the net tangible book value per share immediately after completion of the offering ($0.002)_ Please explain how you calculated the dilution of 50.00675 per share.

     Answer:

          5. We have updated this calculation and recalculated to better define as intended. The calculation now includes the proceeds as anticipated in this offering as it reflects on the net tangible book value per share immediately after completion of the offering. If you purchase units in this offering, your interest will be diluted to the extent of the excess of the public offering price per share of common stock over the as-adjusted net tangible book value per share of common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding.

               At June 30, 2008, we had a net tangible book value of approximately $(9,742), or approximately $(.00109) per share based on 9,000,000 shares issued and outstanding. After taking into account the estimated net proceeds from this offering of $30,000 our pro forma net tangible book value as of June 30, 2008 would have been approximately $20,258, or $.00169 per share. This represents an immediate increase of $.00278 per share to existing stockholders and immediate dilution of $.00831 per share. The following table illustrates this per share dilution:

     Assumed initial public offering price per share                        $.01

     Net tangible book value per share at June 30, 2008                 (.00109)

     Net tangible book value per share attributable to new investors      .00278

     Net tangible book value per share after the offering                 .00169

     Dilution per share to new investors                                  .00831

Use of proceeds, page 14
------------------------

     Question:

          6. We note your response to previous comment 18. Please revise to provide specific disclosure regarding your use of proceeds from the offering to develop the first five web informational portals. How much of the proceeds will be paid to independent contractors and consultants? How much will go toward advertising or research? How much will go toward hiring new employees or salespeople? Your disclosure should include specific estimates of the cost of each use and describe the order of priority. Also, please discuss your plans regarding these specific uses if substantially less than the maximum proceeds are obtained from the offering. If you have not allocated the proceeds to particular uses, clearly state this and warn users that you will have absolute discretion in the use of proceeds.

     Answer:

          6. We included a more detailed disclosure to better explain our use of proceeds including independent consultants and timing of payment. For example the Company has entered into an Agreement with an independent contractor to develop and construct the five informational web portals for a total amount of $30,000, payable 50% ($15,000) at completion and 50% ($15,000) six months thereafter. Therefore $15,000 of the use of proceeds are anticipated to pay the initial amount as agreed upon and the balance of the proceeds will be used by the corporation as determined by management at their absolute discretion. If less than $23,500 proceeds are obtained from this offering, the Company will require obtaining outside financing. There can be no assurance that such financing will be available on suitable terms to fund the Company's additional cash requirements if needed.

Management`s discussion and analyses or plan of operation, page 17.
-------------------------------------------------------------------

     Question:

          7. We note your disclosure that you have retained independent contractors and consultants to provide technical services. Please revise to disclose the terms of the agreements in your MD&A section and file the relevant agreements with the next amendment

     Answer:

          7. We further disclosed in detail our independent contractor' Agreement and consultants and included said Agreement as an Echibit.The Company has entered into an Agreement with an independent contractor to develop and construct the five informational web portals for a total amount of $30,000, payable 50% ($15,000) at completion and 50% ($15,000) six months thereafter. Therefore $15,000 of the use of proceeds are anticipated to pay the initial amount as agreed upon and the balance of the proceeds will be used by the corporation as determined by management at their absolute discretion. If less than $23,500 proceeds are obtained from this offering, the Company will require obtaining outside financing. There can be no assurance that such financing will be available on suitable terms to fund the Company's additional cash requirements if needed.

     Question:

          8. Please advise or reconcile your statement in the second paragraph on page 18 that you estimate that you will require approximately $50,000 to complete the production and development of the initial five web portals and not more than $40,000 for marketing (for a total of not more than $90,000) with your disclosure in the third paragraph on page 18 that the company anticipates requiring a total of $100,000 to $150,000 of funding in the next twelve months in order to generate revenues to achieve your business plan goals. Please provide disclosure discussing the uses to which you will put the additional $10,000 to $60,000.

     Answer:

          8. We have revised the approximate estimate to complete the production and development of the initial five web portals with the additional disclosure of funding in the next twelve months in order to generate revenues. The Company has entered into an Agreement with an independent contractor to develop and construct the five informational web portals for a total amount of $30,000, payable 50% ($15,000) at completion and 50% ($15,000) six months thereafter. Therefore $15,000 of the use of proceeds are anticipated to pay the initial amount as agreed upon and the balance of the proceeds will be used by the corporation as determined by management at their absolute discretion. If less than $23,500 proceeds are obtained from this offering, the Company will require to obtain outside financing. There can be no assurance that such financing will be available on suitable terms to fund the Company's additional cash requirements if needed. If less than 100% of the common shares are sold herein we will have fewer proceeds to develop our informational web portals

     Question:

          9. Discuss the basis for your estimate of $100,000 to complete the first five web portals_ We further disclosed the amounts to complete the five web portals.

     Answer:

          9.   We deleted our estimate of amount generating gross revenues.

     Question:

          10. Please provide a basis for your statement that each web portal should generate $100,000 annually of gross revenues or delete.

     Answer:

          10. We have deleted the previous estimate that each web portal would generate $100,000 annually of gross revenue. We have decided that we cannot make this assertion with any measure of certainty, so we decided that it was better to delete it.

Plan of operation, page 18
--------------------------

     Question:

          11.  Please' specify what "start-up" costs you paid with $9,742.

     Answer:

          11. In reviewing your question we came to the conclusion that we had erred and deleted said amount as filed and included the correct amount of $ 150.

Our Business, page 22
---------------------

     Question:

          12. We note your response to previous comment 21. We also note your disclosure in the table on page 14 that if 100% of the shares are sold, net offering proceeds would be $23,500.Please advise or revise your disclosure in the "Our Business" section of your prospectus to provide a statement indicating your opinion as to the period of time that the proceeds from the offering if 100% of the shares are sold will satisfy cash requirements. Your disclosure should also identify the specific reasons for your opinion and set forth the categories of expenditures

     Answer:

          12. We revised our disclosure to better inform and detailed our use of the net offering proceeds and the timing of said proceeds satisfying cash requirements. If all (100%) of the common shares are sold herein we plan to spend $1,500 in administrative and general expenses and $22,000 in the development of the five web informational portals. The Company has entered into an Agreement with an independent contractor to develop and construct the five informational web portals for a total amount of $30,000, payable 50% ($15,000) at completion and 50% ($15,000) six months thereafter. Therefore $15,000 of the use of proceeds are anticipated to pay the initial amount as agreed upon and the balance of the proceeds will be used by the corporation as determined by management at their absolute discretion. If less than $23,500 proceeds are obtained from this offering, the Company will require to obtain outside financing. There can be no assurance that such financing will be available on suitable terms to fund the Company's additional cash requirements if needed.

     Question:

          13. We note your response to prior comment 22. We were unable to locate the information regarding your reports to security holders, including information relating to the SEC's Public Reference Room, in your filing. Please advise or revise your filing to include information required by Item 101(h) (5) of Regulation S-K.

     Answer:

          13. We have included the information giving the public the address and website where they can go to obtain information on reports filed with the SEC.

Limitation on Liability, page 29
--------------------------------

     Question:

          14. We note your response to previous comment 27. Please delete references to indemnification of your officers in the first paragraph under the heading Limitation on Liability or provide us with the basis for your statements- Please also revise your disclosure in Item 24 for consistency.

     Answer:

          14. We corrected as noted by your comment. We have deleted officers as a category to which the indemnification clause would apply.

Part II
-------

Item 27, Exhibits, page II-2
----------------------------

     Question:

          15. We note your response to prior comment 28 stating that you eliminated Exhibit 5.1. An opinion regarding the legality of the securities being registered is required by Item 601(b) (5) of Regulation S-K. Please revise your disclosure accordingly and provide us with the exhibit. Also, please revise your disclosure and provide us with the exhibit required by Item 601(b) (23) of Regulation S-K.

     Answer:

          15. We have included as Exhibit 5.1 the Opinion of Schneider Weinberger & Beilly LLP.

     Question:

          16. We note that Mr. Steven Adelstein signed the Registration Statement as attorney in-fact. If any name is signed to the Registration Statement pursuant to power of attorney, manually signed copies of such power of attorney must be filed as an exhibit. Please advise or revise your disclosure and provide us with the exhibit required by Item 601(b) (24) of Regulation S-K.

     Answer:

          16. Please note that we have deleted the name of Steven Adelstein as "Attorney in fact". Since we have deleted this, no disclosure in the form of an Exhibit is deemed necessary.

Item 28, Undertakings, page II-2
--------------------------------

     Question:

          17. We note your response to previous comment 29 and reissue. Please revise your undertakings language to match the language set forth in Item 512 of Regulation S-K. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, which are available on our website at

     Answer:

          17. We have included in the filing the Undertaking language to match the language as set forth in Item 512 of Regulation S-K and Release No. 33-8876.

Signatures
----------

     Question:

          18. Please have your principal financial officer and controller or principal accounting officer sign the registration statement.

     Answer:

          18. The principal financial officer, Steve Adelstein CFO, has signed the registration statement.

     If you need additional information, please do not hesitate to contact me at your convenience,


     Sincerely,


     Steve Adelstein,
     Chairman, President, Secretary and CFO of TheWebDigest Corp.